SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


RYANAIR WARNS NEGATIVE COMMISSION DECISION ON CHARLEROI WILL REDUCE COMPETITION
                             AND INCREASE AIR FARES

In response to media queries Ryanair, Europe's No.1 low fares airline today (Friday, 7th November 2003) said it was disappointed at the leaked findings of the EU Commission investigation in the Brussels Charleroi cost case. The Commission findings appear to have been leaked to the Financial Times in Brussels which reported this morning "that Brussels was set to rule against Ryanair".

Ryanair and its partners at Brussels Charleroi will be extremely disappointed by these negative findings, which will be damaging for competition, low fare air travel and millions of consumers all over the European Union.

Speaking in Dublin this afternoon, Ryanair's Chief Executive, Michael O'Leary said;

    "A negative finding by the EU Commission, in the same week that Easyjet has announced a new 20 year low cost arrangement with the Government owned Berlin Schonefeld Airport is bad for consumers, bad for low fare air travel, but good for the high fare airlines and monopoly airports around Europe.

    "It is illogical that Ryanair, a privately owned company, negotiating at arms length with an unused airport (Brussels Charleroi) to put in place a long-term, low cost arrangement (similar to that at many privately owned airports), should be told 5 years later that we shouldn't have sold low fares to over 4 million Belgian consumers and visitors because the cost base should have been higher. It is wrong that the EU Commission in Brussels can impose artificial constraints on the growth of low fare air travel and/or competition in Europe simply to appease high fare airlines and high cost airports such as Zaventem.

    "It is also wrong when the high fare airlines are consolidating into smaller and smaller groupings and forcing consumers to pay higher fares to travel across congested hub airports, that the growth of low fare air travel, the growth of regional airports, and the cause of competition between airports such as that demonstrated repeatedly by Ryanair (at Stansted, Prestwick, Frankfurt Hahn, Brussels Charleroi among others) and by Easyjet at Luton, Liverpool, Belfast, Geneva and Berlin Schonefeld are now to be ruled illegal simply because some of these airports are publicly owned. Why should consumers pay higher fares because airports are publicly owned, or because the EU Commission wants to limit/reduce competition?

    "These negative findings - if true - would be remarkable again in the week when Easyjet not only launched a 20 year deal at Berlin Schonefeld, but confirmed that it was in discussions with Geneva Airport (a Swiss Government owned airport) about a 50% discount on charges at Geneva Airport. Should Easyjet's deal at Berlin now be ruled unlawful?

    "If these findings as leaked in the Financial Times are correct - it would appear that bureaucrats in Brussels wish to prevent privately owned airlines developing low cost arrangements at publicly owned airports for the benefit of consumers, lower fares, growth and jobs.

    "We will await to see the final detail of the Commission's decision, but if it is as negative as reported in this morning's Financial Times it will inevitably mean that Ryanair will be appealing the decision to the European Courts and it may well force Ryanair to withdraw altogether from Brussels Charleroi Airport, close down 10 routes, remove low fare air services that are presently used by 2 million passengers a year, and have a devastating effect on an airport and hundreds of jobs in Charleroi and the Walloon region - all because the high cost main Brussels airport (Zaventem) wants to prevent competition and choice.


    "This decision would be fundamentally anti-competitive and anti-consumer.
     Is low fare air travel now to be confined to privately owned airports in future? Isn't it time the Commission started actually doing something in favour of competition between airports as well as airlines and thereby continue the Ryanair low fare revolution which offers ordinary people low fare air travel instead of protecting the vested interests of high cost airports and high fare airlines."

Ends.    Friday, 7th November 2003

For further information
please contact:

Paul Fitzsimmons                  Pauline McAlester
Ryanair                           Murray Consultants
Tel. 353-1-8121212                Tel. 353-1-4980300







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 7 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director